SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                        LANCIT MEDIA ENTERTAINMENT, LTD.
                        --------------------------------
                                (Name of Issuer)



                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)



                                   514628106
                                   ---------
                                 (CUSIP Number)


                                Susan L. Solomon
                      c/o Lancit Media Entertainment, Ltd.
                              601 West 50th Street
                            New York, New York 10019
                                 (212) 977-9100
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 October 1, 1997
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].








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CUSIP NO.   514628106

1)       Name of Reporting Person                Susan L. Solomon
         S.S. or I.R.S. Identifica-
         tion No. of Above Person                Social Security No. ###-##-####
--------------------------------------------------------------------------------
2)       Check the Appropriate Box               (a)
         if a Member of a Group                  (b)    X

         (See Instructions)
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds (See
         Instructions)                            OO
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place of                  United States
         Organization
--------------------------------------------------------------------------------
Number of                  (7)      Sole Voting Power          495,000 shares(1)
--------------------------------------------------------------------------------
Shares Bene-               (8)      Shared Voting
 ficially                            Power                       -0-
--------------------------------------------------------------------------------
Owned by                   (9)      Sole Dispositive
Each Report-                         Power                     495,000 shares(1)
--------------------------------------------------------------------------------
 ing Person                (10)     Shared Dispositive
   With                              Power                       -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                        495,000 shares(1)
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                                 6.9%(2)
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See
         Instructions)                                         IN
--------------------------------------------------------------------------------




-------------------------
(1) All of the shares of Common Stock, par value $0.001 per share (the "Common Stock"), reported are issuable pursuant to currently exercisable stock options, issued by Lancit Media Entertainment, Ltd., a New York corporation (the "Company"), to Susan L. Solomon, Chairman of the Board and Chief Executive Officer of the Company, on June 20, 1997, pursuant to the Company's 1990 Stock Option Plan, as amended. The options have a term of ten years and an exercise price of $3.15625 per share. As none of these options has been exercised, Ms. Solomon does not presently have the power to vote or dispose of these shares. This amount does not include any shares of Common Stock of the Company that may be issued upon the conversion of 255,000 currently convertible stock appreciation rights, which are payable in cash or Common Stock at the option of the Company.

(2) Based on 6,634,750 shares of Common Stock outstanding, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997.

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                             INTRODUCTORY STATEMENT

     This Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Lancit Media Entertainment, Ltd., a New York corporation (the "Company"), underlying currently exercisable options granted to Susan L. Solomon, the Company's Chairman of the Board of Directors and Chief Executive Officer, pursuant to the Company's 1990 Stock Option Plan, as amended.

Item 1.           Security and Issuer.

     This Statement relates to the Common Stock of the Company, which, to the best knowledge of the person filing this Statement, is a corporation organized under the laws of New York with its principal executive offices located at 601 West 50th Street, New York, New York 10019.

Item 2.           Identity and Background.

          (a)  The  person   filing  this   Statement   on  Schedule  13D  (this
     "Statement") is Susan L. Solomon.

          (b) Ms. Solomon's business address is c/o Lancit Media Entertainment, Ltd., 601 West 50th Street, New York, New York 10019.

          (c) Ms. Solomon is currently employed as Chairman of the Board of Directors and Chief Executive Officer of the Company.

          (d) Ms. Solomon has not, during the last five years, been convicted in
     any  criminal   proceeding   (excluding   traffic  violations  and  similar
     misdemeanors).

          (e) Ms. Solomon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

          (f) Ms. Solomon is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

     Ms. Solomon owns options (the "Options") to purchase 495,000 shares of Common Stock of the Company (the "Option Shares"), which Options were granted on June 20, 1997 pursuant to the Company's 1990 Stock Option Plan, as amended, as part of Ms. Solomon's compensation package. The Options have a term of ten years and an exercise price of $3.15625. If Ms. Solomon chooses to exercise the Options in the future, she expects to pay the exercise price for the Option Shares from her personal funds.

Item 4.           Purpose of Transaction.

     Ms. Solomon acquired the Options in connection with her appointment as Chairman of the Board of Directors and Chief Executive Officer of the Company. If Ms. Solomon exercises the Options, she would acquire the Option Shares issuable thereunder for investment purposes. Ms. Solomon may, from time to time or at any time, dispose of all or some of the Option Shares that would be owned by her upon exercise of the Options or acquire additional shares of Common Stock, depending upon the price and market conditions, and Ms. Solomon's evaluation of the Company, alternative investments and other factors. She does not otherwise have any plans or proposals with respect to such securities of the Company. In her capacity as Chairman of the Board of Directors and Chief Executive Officer of the Company, Ms. Solomon is assisting the Company in seeking additional funding, including the following alternatives: a sale of an interest in the Company, an acquisition of the Company and/or strategic alliances with industry partners.

Item 5.           Interest in Securities of the Issuer.

          (a) As of the date hereof and solely due to her ownership of the Options, Ms. Solomon beneficially owns directly 495,000 shares of Common Stock of the Company, which constitutes approximately 6.9%(1) of the outstanding shares of Common Stock of the Company.

          (b) Upon her exercise of the Options, Ms. Solomon would have sole power to vote and dispose of the Option Shares.

          (c) In addition to the Options, on June 20, 1997, the Company granted Ms. Solomon (i) options, granted pursuant to the Company's 1997 Incentive Stock Plan, as amended (the "1997 Plan"), to purchase 255,000 shares of Common Stock of the Company, at an exercise price of $3.15625 per share, which options are not currently exercisable and are subject to approval by the Company's shareholders, and (ii) 255,000 stock appreciation rights ("SARs"), which are payable in cash or Common Stock, at the option of the Company. The SARs will be canceled upon the approval of the 1997 Plan by the Company's shareholders. Each of these grants was a part of Ms. Solomon's compensation package.

          (d) To the best knowledge of Ms. Solomon, no person other than Ms. Solomon would have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Option Shares upon the proper exercise of the Options.

          (e) Not Applicable.

--------
(1) Based on 6,634,750 shares of Common Stock outstanding, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Ms. Solomon acquired the Options pursuant to the Employment Agreement, dated as of March 31, 1997, as amended on June 20, 1997, between the Company and Ms. Solomon, which contains certain limitations as to the number of Option Shares that may be disposed of in any fiscal quarter of the Company. Reference is made to Exhibits 10.3 and 10.4 of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, each of which is incorporated herein by reference, for a complete copy of Ms. Solomon's employment agreement and amendment thereto. Except as otherwise described herein, Ms. Solomon is not a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.           Material to Be Filed as Exhibits.

     None.

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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                         /s/ SUSAN L. SOLOMON
                         --------------------
                         Susan L. Solomon























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